Mail Stop 4561
Via Fax (949) 672-7589

September 22, 2009

Timothy M. Leyden
Executive Vice President and
Chief Financial Officer
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630

> **Re:** **Western Digital Corporation**
> **Form 10-K for the Fiscal Year Ended July 3, 2009**
> **Filed on August 14, 2009**
> **Form 8-K filed on July 28, 2009**
> **File No. 001-08703**

Dear Mr. Leyden:

We have reviewed your response letter dated September 15, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 31, 2009.

Form 8-K filed on July 28, 2009

1.   We note your response to our prior comment 2 where you indicate that in-process research and development charges related to two separate, unrelated transactions and, as a result, you consider these to be non-recurring charges. While these charges resulted from separate acquisitions, the Company did record expenses for in-process research and development charges during the past two years in more than one instance. Therefore, these charges appear to be recurring in nature pursuant to the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K. Please confirm you will revise your disclosures in future filings to remove the reference

to "non-recurring in nature" as it relates to in-process research and development charges.

2.   Also, we note from your proposed disclosures that management uses non-GAAP financial measures for internal managerial purposes. Please confirm you will enhance your disclosures in future filings to clearly explain the manner in which management uses the non-GAAP measure to conduct or evaluate your business (i.e. budgeting, compensation, allocating resources, etc.).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief